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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Logistics Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379414105
(CUSIP Number)
Charles C. Anderson, Jr.
c/o Anderson Media Corporation
6016 Brookvale Lane, Suite 151
Knoxville, Tennessee 37919
(865) 584-9765

-with a copy to-
Elizabeth E. Moore, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, TN 37219
(615) 742-4200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379414105	Page	2	of	6

1	NAMES OF REPORTING PERSONS Clark-GLAC Investment, LLC (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,380,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,380,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.63% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s proxy statement filed with the Commission and dated January 28, 2008 (the “Proxy Statement”).

2

CUSIP No.	379414105	Page	3	of	6

1	NAMES OF REPORTING PERSONS Anderson Media Corporation (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,380,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,380,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.63% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s Proxy Statement.

3

CUSIP No.	379414105	Page	4	of	6

1	NAMES OF REPORTING PERSONS Charles C. Anderson, Jr. (See Item 2)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,000 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,380,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,380,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.63% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN (See Item 2)
(1) Calculated based upon 13,500,000 shares of Issuer’s Common Stock outstanding as of January 25, 2008 as set forth in the Issuer’s Proxy Statement.

4

Item 1. Security and Issuer
This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2008 relating to shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Global Logistics Acquisition Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
All capitalized terms used, but not defined, in this Amendment No. 1 are defined in the Schedule 13D. The summary descriptions (if any) contained herein are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:
On February 8, 2008, Clark-GLAC Investment reached an agreement with GLAC pursuant to which Clark-GLAC Investment agreed to use its reasonable efforts to acquire up to 820,000 shares of GLAC’s Common Stock (the “Additional Shares”) at purchase prices acceptable to Clark-GLAC Investment. It is anticipated that the aggregate purchase price for the Additional Shares (excluding brokerage commissions) will be funded by AMC.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:
Clark-GLAC Investment will be acquiring the Additional Shares for the same purposes as those described in this Item 4 with respect to its previous acquisition of shares of GLAC’s Common Stock.
On February 8, 2008, GLAC announced that its special meeting of stockholders that took place on February 7, 2008 and was adjourned to February 8, 2008, has been further adjourned. The special meeting will resume on Monday, February 11, 2008 at 3:00 p.m. Eastern.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:
Pursuant to the terms of the Agreement referred to in Item 3 above and in substantially the form of Exhibit 1 attached hereto, if the Acquisition Proposal is approved by GLAC’s stockholders, certain of the Insiders will transfer to Clark-GLAC Investment an aggregate of 100,000 founders shares of Common Stock. In addition, the Insiders have agreed to give Clark-GLAC Investment a 30-day “put” option that will require such Insiders, upon exercise by Clark-GLAC Investment, to purchase 120,000 of the Additional Shares from Clark-GLAC Investment at the price at which they are purchased by Clark-GLAC Investment.
Item 7. Materials to be Filed as Exhibits

Exhibit 1	Form of Agreement among Clark-GLAC Investment, LLC, James J. Martell, Gregory E. Burns, Charles Royce, Mitchel Friedman and Global Logistics Acquisition Corporation

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

CLARK-GLAC INVESTMENT, LLC
By:	/s/ David Thompson
Name:	David Thompson
Title: Vice President
Date: February 8, 2008

ANDERSON MEDIA CORPORATION
By:	/s/ Jay Maier
Name: Jay Maier
Title: Chief Financial Officer
Date: February 8, 2008

/s/ Charles C. Anderson, Jr.
Charles C. Anderson, Jr.
Date: February 8, 2008

6

Exhibit 1
FORM OF AGREEMENT
     AGREEMENT, dated February 8, 2008, among Clark-GLAC Investment, LLC, a Delaware limited liability company, or its assigns (the “Purchaser”), the undersigned individual persons (each an “Insider” and collectively the “Insiders”) and Global Logistics Acquisition Corporation, a Delaware corporation (the “Company”).
RECITALS:
     A.   The Company will hold a special meeting of its stockholders to consider and act upon, among other things, a proposal to adopt and approve the Stock Purchase Agreement (“Acquisition Agreement”) dated May 18, 2007, as amended, among the Company, The Clark Group, Inc. (“Clark”) and the stockholders of Clark, providing for the sale by the stockholders of Clark of all of the outstanding capital stock of Clark to the Company (the “Acquisition Proposal”). The Purchaser is an affiliate of certain stockholders of Clark.
     B.   The Insiders and the Company have advised the stockholders of Clark that certain persons who hold approximately 820,000 shares of the Company’s common stock sold in the Company’s initial public offering (“Public Shares”) have indicated their intention to vote against the Acquisition Proposal and convert their Public Shares into a pro rata portion of the trust fund established for the benefit of holders of Public Shares in connection with the initial public offering (the “Converting Stockholders”).
     C.   In order to increase the likelihood of the approval of the Acquisition Proposal, the Purchaser has agreed to purchase the Public Shares (which are in addition to the 2,380,000 shares purchased by the Purchaser pursuant to that certain Agreement, dated February 1, 2008, by and among the Purchaser, the Insiders and the Company), and to vote such Public Shares in favor of the Acquisition Proposal at the special meeting, all upon the terms and conditions set forth herein.
     D.   GLAC and its Chairman and President have advised the Purchaser and the stockholders of Clark of their belief that upon the acquisition of the Public Shares by the Purchaser and the vote of such shares in favor of the Acquisition Proposal at the special meeting of stockholders of the Company scheduled to be held February 7, 2008, adjourned to February 8, 2008, and further adjourned to February 11, 2008, (i) a majority of the Public Shares are expected to be voted in favor of the Acquisition Proposal, and (ii) the 20% threshold of Public Shares whose holders must exercise their conversion rights in order to defeat the Acquisition Proposal and cause the liquidation of the Company should not be reached.
     IT IS AGREED:
     1.   Purchase of Shares. The Purchaser agrees to use reasonable efforts to purchase up to 820,000 shares of common stock, par value $0.0001, of the Company from the Converting Stockholders prior to the special meeting at prices reasonably acceptable to the Purchaser. Such purchases shall be effected in open market transactions through a registered stock broker (or in non-market transactions). Notwithstanding anything to the contrary herein, no such purchases shall be made at any time if, at the time of placing an order to purchase Public Shares, or, if purchases are to be made pursuant to a “10b5-1 Plan,” at the time such plan is instituted with a broker, the Purchaser is in possession of material information regarding the Company or Clark that has not been disclosed to the public. As consideration for the Purchaser’s purchase of the Public Shares, the Company shall grant Purchaser demand and piggy-back registration rights with respect to such shares, with such registration rights being exercisable by Purchaser beginning six months following the closing of the transactions contemplated by the Acquisition Agreement (with a release from such six-month lock-up to be allowed for block trades or other significant trades that are effected in an orderly manner) and otherwise in accordance with the registration rights provided by the Company with respect to the founders shares as set forth in Section 4 below.
     2.   Voting of Shares. The Purchaser agrees to maintain ownership of such shares until the special meeting and to vote the Public Shares in favor of the Acquisition Proposal and the other proposals presented to the stockholders of the Company for consideration at the special meeting. In furtherance of the provisions of this Section 2, the Purchaser shall use reasonable efforts to obtain a proxy to such effect from the seller of the Public Shares or to cause such seller to vote the Public Shares in favor of the Acquisition Proposal. At the time of the special meeting, the Purchaser shall provide confirmation reasonably satisfactory to the Company that it has purchased up to 820,000 Public Shares and has used reasonable efforts to cause such Public Shares to be voted as provided for in this Section 2.
     3.   Put Option. The Purchaser shall have the right, on written notice delivered within 30 days following the Purchaser’s purchase of the Public Shares, to cause Insiders James J. Martell, Gregory E. Burns and Charles Royce (collectively, the “Repurchasers”), to repurchase up to 120,000 of the Public Shares from the Purchaser at the price per share at which such Public Shares were purchased by Purchaser. The Repurchasers shall repurchase the Public Shares subject to the option hereunder in cash within five business days of the date Purchaser’s written notice is delivered to the Repurchasers. In the event that the Purchaser exercises its option hereunder, each Repurchaser will repurchase the number of shares listed next to such Repurchaser’s name on Schedule A. Upon the Repurchasers’ repurchase of the Public Shares subject to the option hereunder, the Repurchasers shall have registration rights with respect to such shares similar to those provided to the Purchaser in Section 1.
     4.   Insider Stock Transfers. In consideration of the purchases made by the Purchaser pursuant to this Agreement, if the Acquisition Proposal is approved and the transactions contemplated by the Acquisition Agreement are consummated, certain Insiders will transfer to the Purchaser up to 100,000 shares of the Company’s common stock, with 25,000 such shares transferred to the Purchaser from Mitchel Friedman at the time of the consummation of the transactions contemplated by the Acquisition Agreement. The remaining 75,000 of such shares, 37,500 of which shall be transferred from each of James J. Martell and Gregory E. Burns, shall be transferred upon their release from escrow pursuant to the terms of an escrow agreement to be entered into upon the consummation of the transactions contemplated by the Acquisition Proposal providing for the release of such shares to the Purchaser if the price of the Company’s common stock equals or exceeds $11.50 per share for 20 out any 30 consecutive trading days during the period ending on the fifth anniversary of the closing of the transactions contemplated by the Acquisition Agreement. If the condition described in the preceding sentence is not satisfied, the 75,000 escrowed shares shall be canceled with no further obligation on the part of the Insiders or the Company. Such shares so transferred shall be unencumbered and, except as provided in the Lock-Up Agreements described below, shall be freely tradable by the Purchaser except for restrictions imposed by federal and state securities laws. Each Insider represents and warrants, with respect to himself only, that he is the beneficial owner of at least the number of shares listed next to his name on Schedule A and that he has owned such shares since the time they were placed in escrow pursuant to Lock-Up Agreements dated February 21, 2006 between each Insider and BB&T Capital Markets, a Division of Scott & Stringfellow, Inc. The Purchaser acknowledges that, notwithstanding the transfer of such shares to the Purchaser, such shares remain subject to the provisions of such Lock-Up Agreements. Such shares will be entitled to registration rights pursuant to the Registration Rights Agreement dated February 21, 2006 (the “Registration Rights Agreement”) between the Company and the founders. Notwithstanding anything to the contrary in the Registration Rights Agreement, at any time after six months after the transfer of the shares transferred to the Purchaser pursuant to this Section 4, the Company will register such shares upon the demand of a majority-in-interest of the holders of such shares made pursuant to Section 2.1 of the Registration Rights Agreement.
     5.   Proportional Reduction. If the Purchaser acquires fewer than 820,000 shares pursuant to Section 1, the amounts of shares referenced in Sections 3 and 4 will be proportionally reduced.
     6.   Disclosure; Exchange Act Filings. Promptly upon execution of this Agreement, the Company will issue a press release describing this Agreement and file a Current Report on Form 8-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting such execution. Promptly upon the Purchaser making a purchase of Public Shares pursuant to this Agreement, the Purchaser will inform the Company thereof. The Company will thereupon issue a press release describing such purchase and file a Current Report on Form 8-K with respect thereto at such time that counsel advises is necessary or appropriate to do so. The Purchaser will also file any forms or schedules required to be filed by the Purchaser pursuant to Section 13 or Section 16 of the Exchange Act with respect to or as a result of such purchase. The parties to this Agreement shall cooperate with one another to assure that all such forms, schedules and reports and other disclosures are accurate and consistent.
     7.   Representation. The Company and Messrs. Martell and Burns each represents and warrants that all information in the Proxy Statement distributed to the stockholders of the Company in connection with the special meeting relating to the Company’s trust account and liabilities of the Company that could affect the trust account are true and correct as of this date in all material respects. Attached hereto as Schedule B is a list of amounts owed to vendors and others who have not waived their rights to collect amounts owed to them from funds in the trust account.
     8.   Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and may be amended or modified only by written instrument signed by all parties. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof.
     9.   Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, including the conflicts of law provisions and interpretations thereof.
     10.   Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed signature page by facsimile or other electronic transmission shall be effective as delivery of a manually signed counterpart of this Agreement.
[Signature Page Follows]

[Signature Page to Agreement Dated February __, 2008]
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PURCHASER: CLARK-GLAC INVESTMENT, LLC
By:
Name:
Title:

INSIDERS:

James J. Martell

Gregory E. Burns

Charles Royce

Mitchel Friedman

GLOBAL LOGISTICS ACQUISITION CORPORATION
By:
Name:
Title:

SCHEDULE A

[James J. Martell	40,000
Gregory E. Burns	35,000
Charles Royce	45,000]
SCHEDULE B

Capital Systems, Inc. (Printer)	$126,646.51
State of Delaware Franchise Taxes	$106,558.89